Exhibit 99.1

Immuron Receives $1.19M R&D Tax Concession Refund

January 3rd, 2019, Melbourne, Australia Immuron Limited (ASX:IMC) (NASDAQ:IMRN) (the “Company”) is pleased to announce that under the Australian Government’s Research and Development Income Tax Concession incentive program, the Company has received a cash refund of $1.19 million for eligible research and development expenditure incurred during the 2018 Financial Year.

This refund reflects the Company’s continual investment made in its research and development programs during the 2018 Financial Year to progress its pipeline programs as well as the continuous development of the Company’s existing Travelan / Protectyn programs.

Immuron CEO Dr. Gary S. Jacob commented:

“We are grateful that the Australian Government is such a strong supporter of the development of early-stage biotechnology companies through the R&D Tax Concession initiative scheme. This cash refund scheme has allowed Immuron the opportunity to accelerate the clinical development timelines for a number of its high-value pipeline programs.”

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a unique technology platform with the potential to deliver a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of Travelers’ Diarrhoea, and its lead clinical candidate, IMM-124E, recently completed a Phase II clinical trial for Non-Alcoholic Steatohepatitis (NASH), and is presently in Phase II clinical trials for Severe Alcoholic Hepatitis (SAH) and Pediatric Non-Alcoholic Fatty Liver Disease (NAFLD). Immuron’s second clinical stage asset, IMM-529, is targeting Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development have the potential to meet a large unmet need in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.